Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Quarter Ending May 31, 2017

General

The following management discussion and analysis has been prepared as of July 28, 2017.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the quarter ending May 30, 2017 and should be read in conjunction with them.

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter ended May 31, 2017, the Company initiated the 2017 exploration program on its 100% owned San Timoteo property.  The work will be done in several stages and will take several months to reach completion. The program is designed to better define property wide drill targets for the upcoming drilling program while satisfying the 2017 annual work commitments required by the Mexican government.  The Company plans to drill at San Timoteo once a financing is completed.  The estimated cost is $1.5 million.

The previous Terraspec exploration work program showed that the high grade gold and silver mineralization exposed in the No 5 adit level of the old San Martin mine is above the boiling or “Bonanza” Zone of the Epithermal model, which indicates that higher grade mineralization may be found at depth below No. 5, which is the lowest adit level and was never exploited by the old time miners.  Within the No. 5 level, the Manantial shoot is 32 metres wide and averages 6.8 ounces of silver and 0.3 grams of gold per tonne; the Cascada structure is 78 metres wide and averages 2.18 ounces of silver and 0.6 grams of gold per tonne; while the Pozo de Agua shoot is 84 metres wide with an average grade of 8.07 ounces of silver and 0.8 grams of gold per tonne.  The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure, but the weighted average of samples taken to date is 15.9 ounces of silver and 0.8 grams of gold per tonne.

Because the potential for bonanza zone style mineralization at lower levels above the contact with the underlying porphyry intrusive bodies, occur property wide, drill holes are also warranted in other areas of the property.  The 2017 work will provide additional guidance for the spotting of those holes.

The current 2017 work will include property structural analysis and this data will be combined with the previous data in order to select the very best drill targets.  This work is underway as of the time of writing

The local infrastructure, including road and bridges has now been greatly improved by the Mexican Government and Fresnillo PLC for their nearby Orisyvo project.  This means that operating costs and future development costs for Golden Goliath have been greatly reduced.  The “economic threshold” for a potential development at San Timoteo has been lowered.

Results of Operation

For the quarter May 31, 2017, the Company incurred a comprehensive loss of $97,721 compared to comprehensive loss of $105,482 in the prior quarter and comprehensive income of $231,775 for the third quarter of the prior year.  The significant differences between these periods include:

•

In the third quarter of 2016, the Company received $311,430 as a payment pursuant to the Fresnillo agreement compared to nil in the past quarter.

•

Office and general expenses decreased to $3,447 in the last quarter compared to $21,710 in the third quarter of the prior year as the Company had added costs in the prior year associated with closing the option agreement with Fresnillo PLC and commencing activities to conduct a small work program in 2016.

•

The Company recorded a loss on foreign currency exchanges of $580 compared to a gain in the quarter of the prior year of $15,153 due to currency exchange rate fluctuations.

•

Professional fees were $9,782 in the past quarter compared to $6,500 in the third quarter of the prior year due to increased legal fees.

As of May 31, 2017, deferred mineral property exploration costs totalled $2,729,760 compared to $2,940,819 at August 31, 2016.  The reduction in deferred property costs relate mainly to option payments received from Fresnillo.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS.

Quarter Ending	Revenue	Comprehensive Loss (Gain)	Net Loss per Share (Gain)

May 31, 2017 February 28, 2017 November 30, 2016 August 31, 2016 May 31, 2106 February 29, 2016 November 30, 2015 August 31, 2015 May 31, 2015	Nil Nil Nil 1 Nil Nil 8 Nil Nil	97,721 105,482 77,553 768,056 (231,775) 153,992 123,703 199,698 77,548	0.001 0.001 0.001 0.015 (0.002) 0.01 0.00 0.01 0.00

NOTE:  There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital (deficit) of ($370,517) at May 31, 2017 compared to ($305,049) at August 31, 2016.  The Company’s cash position at February 28, 2017 was $48,007.

Capital Resources

Other than property taxes which are approximately $240,000 per year, the Company does not have any capital resource commitments.  Apart from approximately $40,000 per year, the remaining taxes payable are required to be paid by Fresnillo pursuant to the option agreement.

Transactions with Related Parties

Key Management Compensation

	NINE MONTHS ENDED
	MAY 31
	2017	2016

Golden Goliath Resources Ltd.
Management fees	$90,000	$90,000
Consulting fees	54,000	54,000
Minera Delta S.A. de C.V.
Wages and benefits	18,000	18,000

Total	$162,000	$162,000

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $3,911 (August 31, 2016 - $3,821) due from companies controlled by common directors.

b)

Due to related parties consists of $508,742 (August 31, 2016 - $386,951) due to directors and company controlled by common director.

c)

During the six month ended February 28, 2017 the Company paid $nil (in the year ended August 31, 2016 - $16,500) in respect of rent to a company with a common director.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past year.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the metal prices move so too does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of May 31, 2017 and the date hereof, an aggregate of 106,660,889 common shares were issued and outstanding.

The Company has nil share purchase warrants outstanding as of May 31, 2017 and the date hereof.

As of May 31, 2017, the Company had 3,400,000 incentive stock options outstanding at a price of $0.085.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com